[Reference Translation]
April 7, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Investor Conference Regarding Quality of Toyota Products

Toyota Motor Corporation hereby provides notice of today’s investor conference regarding the quality of its products.  Please see the attached press releases for details regarding the above.

April 7, 2010
Toyota Motor Corporation

Remarks by President Akio Toyoda at the Investor Conference

1．	Greeting, introduction

My name is Akio Toyoda. I would like to thank you for taking the time out of your busy schedules to be with us today.

Since I was appointed president in June of last year, I had wished for an opportunity to directly discuss with our shareholders and investors as early as possible.

However, as I described at the time I assumed post for president of the company, I was setting sail into a very challenging set of circumstances when I took over from my predecessor, with a forecast of a second consecutive fiscal year in the red.  I have therefore taken the lead in addressing internal issues such as excess in supply capacity.

With respect to the series of quality-related matters such as the recent recalls, I sincerely ask our shareholders and investors for your understanding that it was of utmost importance that I take the lead to address our customers' concerns, which I believe ultimately protects our corporate value.

2．	Review of the series of quality-related matters such as the recent recalls

I would like to begin by giving you an outline of the series of quality-related matters such as the recent recalls that we experienced.

On January 21, we announced a safety recall for some Toyota vehicles sold in the United States because of problems with sticking accelerator pedals.  Then on February 9, we decided to recall the new Prius and three other models, in Japan, the United States, Europe and other countries because of brake issues.

I was asked to testify at hearings before the U.S. Congress on February 24 and then gave the media from the United States, China, Japan and Europe repeated explanations of Toyota's philosophy of quality assurance.

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3．	Basic stance toward quality and Toyota's quality advantage

As we believe you may know, Toyota's basic stance is to emphasize customer safety above all else and to practice rigorous quality control for this purpose. If, however, there are any issues we make a thorough investigation of the causes, implement countermeasures, make repairs and improvements.  This is a firm and unwavering conviction that we have held since our inception.

I am confident that Toyota's efforts aimed at essential quality, as embodied in the Toyota Production System, are among the very best in the world, as is the quality of the vehicles that we produce.

4．	Further steps to improve quality

On March 30, the Special Committee for Global Quality held its first meeting. The committee was organized as part of our efforts to alleviate our customers’ concerns and allow them to feel reassured in driving their Toyota vehicles.

I will ask Executive Vice President (Shinichi) Sasaki to give you a more detailed explanation of the committee's activities in a few moments. I believe that the most important thing we can do to regain trust is to listen sincerely to what our customers are telling us. This will be a coordinated effort by dealers, suppliers and manufacturers to regain the trust and faith of our customers. I am confident that this process represents an opportunity to further reinforce our base of quality, to take the lead as the industry's top runner in responding to the expectations of our customers.

5．	Management of selection and focus

When I was appointed president in June of last year, I articulated new management guidelines focusing on the customers’ perspective and the products that we sell. I summed this up in the motto: "Building Better Cars". However, under very challenging circumstances, there were many difficult management decisions that needed to be made since assuming my position. In order to concentrate our management resources on future growth, we decided to curtail future production orders at NUMMI in August of last year, and in November, we decided to withdraw from Formula One.

Behind this was a decision that Toyota needs to choose and focus more than ever in order to grow, build vehicles and contribute to society on the basis of "management rooted in the communities it serves" and manufacturing "high-quality at affordable prices".

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By providing "high-quality at affordable prices", we mean, for example, the new Prius that was launched last year. We sought to use the most advanced technology and made a companywide effort at cost improvement, and provided outstanding fuel economy at a reasonable price satisfactory to our customers. The car has been received well by customers around the world.

In addition, to meet the demands of a variety of customers, we decided to sell both the new and old models of the Corolla in China, and the old model that we retained has been well received.

This decision to continue selling the old-model Corolla is a representative example of our efforts to meet the demands of our customers for excellent performance at reasonable prices, not being fixated on the idea of regular model changes and additions of new models, but instead working with existing models by improving their fuel economy and performance, changing some of their specifications and designs and developing them as products.

Furthermore, from a management perspective focused on geographic regions, in the Indian market we developed the "Etios", a strategic model developed specifically for the expanding markets of emerging economies. This idea of developing a product not targeted at customers in Japan, the U.S. or Europe, but instead designed to be the best fit for customers purchasing their first cars in India is a new business model for Toyota that focuses specifically on emerging economies.

As we move forward, we intend to continue to develop attractive new models and also offer more vehicles that are tailor-made to specific markets and segments as we attempt to simultaneously field a wide product lineup while also strengthening our earnings structures.

In addition to this "product-focused management," recent events have made us keenly aware of the need to provide transparent explanations of ourselves who build and sell cars. We will continue to emphasize that "Customer Safety First" is Toyota's philosophy and intend to actively explain our efforts as well as the pleasure of driving vehicles.

6．	Conclusion

In conclusion, I sincerely ask all of our shareholders and investors for your continued support and guidance for Toyota.

Thank you.

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Investor Conference

April 7, 2010
TOYOTA MOTOR CORPORATION

Cautionary Statement with Respect to Forward-Looking Statements

This presentation contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iii)
changes in funding environment in financial markets; (iv) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates; (vii) Toyota's ability to timely develop and achieve market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

Caution concerning Insider Trading

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in
Toyota's annual report on Form 20-F, which is on file with the United States
Securities and Exchange Commission. Under Japanese securities laws and regulations (the "Regulations"), subject to certain exceptions, any person who receives certain material information relating to the business, etc. of Toyota which may be contained in this document is prohibited from trading in Toyota's shares or certain other transactions related to such shares (as set forth in the
Regulations) until such material information is deemed to be made public. Under the Regulations, material information is deemed to be made public when (i) such material information is disclosed by ways of electromagnetic means as prescribed by the ordinance of the Cabinet Office (posting on the TDnet (Timely Disclosure
Network) information service ) or (ii) twelve (12) hours have elapsed since a listed company, such as Toyota, disclosed such material information to at least two (2) media sources as prescribed by the Regulations.

Investor Conference

April 7, 2010
TOYOTA MOTOR CORPORATION
Akio Toyoda, President

Toyota's Quality and Efforts

April 7, 2010
TOYOTA MOTOR CORPORATION
Shinichi Sasaki, Executive Vice President

I’m Shinichi Sasaki, Executive Vice President in charge of Quality.

Before discussing our planned actions that Mr.Toyoda introduced a little while ago,

I would like to introduce some data released by third parties regarding the quality of Toyota vehicles.

Precaution statement

This presentation includes data or information from third party reports which are the latest available reports, examined or gathered as of dates prior to
Toyota's decision on safety measures such as the safety recall regarding sticking accelerator pedals. These data and information may not incorporate the impact of Toyota's decisions on safety measures such as recalls.

Quality of Toyota vehicles (Evaluation by third parties)



Germany
2010 TÜV Report
With 15 models (out of 50 models), Toyota placed the greatest number of models in top 10 by pass-ratio in inspections for 3 to 11 year-old-vehicles.
China
2009 J.D. Power-IQS (Initial Quality Study)
No.1 rank : 3 out of 10 segments
Thailand
2009 J.D. Power-IQS (Initial Quality Study)
No.1 rank : 3 out of 5 segments
India
2009 J.D. Power-IQS (Initial Quality Study)
No.1 rank : 1 out of 6 segments
USA
2009 J.D. Power-IQS
(Initial Quality Study)
No.1 rank : 10 out of 18 segments
2010 J.D. Power-VDS
(Vehicle Dependability Study)
No.1 rank : 5 out of 19 segments

[Reference]
The 2009 and 2010 Studies were based on the following information:
J.D. Power and Associates 2009 Initial Quality Study[SM] (investigation period :from early Feb to early May, 2009),
J.D. Power and Associates 2010 U.S.Vehicle Dependability Study[SM] (investigation period : from Oct 5 to Dec 15, 2009),
J.D. Power Asia Pacific 2009 China Initial Quality Study[SM] (investigation period :from Apr to Aug 2009),
J.D. Power Asia Pacific 2009 Thailand Initial Quality Study[SM] (investigation period :from Apr to Sep 2009),
J.D. Power Asia Pacific 2009 India Initial Quality Study[SM] (investigation period :from May to Sep 2009) and
TÜV Report 2010 of AutoBild, Germany (investigation period : from July 2008 to Jun 2009) , respectively.

Please look at the slide.
This world map shows the quality level of Toyota in each region.

In the IQS (Initial Quality Study) in each region by J.D. Power,
Toyota ranked first for the number of first place rankings by segment.
You can see that Toyota’s quality is evaluated highly in the world.

I will explain the quality evaluation particularly in the US and Germany.

Quality of Toyota Vehicles (Evaluation by third parties)
1. J.D. POWER- IQS (U.S.A.) (1) ( Initial Quality Study) [2008/2009 Results]
----------------------------------------------------------------------------
The questionnaire is conducted concerning problems occurred in 3 months after purchase.
[1] Nameplate Ranking
Chart 1

Ranking           Nameplate          Score (Problems per 100)
2008    2009                              2008      2009
3        1           Lexus                 99        84    Improved 15 points
1        2              P                  87        90
10       3              G                  113       91
13       4              K                  114       95
7        5              H                  110       99
4        6            Toyota               104       101   Improved 3 points
4        6              D                  104       101
                  Overall Average          118       108

[Reference] Chart 1: The 2008 and 2009 Studies were based on information of J.D.
Power and Associates 2008 Initial Quality StudySM
(investigation period : from early Feb to early Apr 2008) and J.D. Power and
Associates 2009 Initial Quality StudySM
(investigation period : from early Feb to early May 2009), respectively.

In the US IQS (Initial Quality Study) released last June,
Lexus was ranked first and Toyota was ranked sixth in the nameplate ranking.

We are aiming to achieve 1-2 Ranking. (i.e. Lexus:ranked first, Toyota:ranked second )

The scores indicate that the level of quality improved from 2008 to 2009.

Quality of Toyota Vehicles (Evaluation by third parties)
1. J.D. POWER- IQS (U.S.A.) (2) ( Initial Quality Study) [2007 - 2009 Results]
------------------------------------------------------------------------------
The questionnaire is conducted concerning problems occurred in 3 months after purchase.
[2] Model Ranking by Segment
Chart 2

[Reference] Chart 2:
The 2007, 2008 and 2009 Studies were
based on information of J.D. Power
and Associates 2007 Initial Quality StudySM
(investigation period : from early Feb
to early Apr 2007), J.D. Power and
Associates 2008 Initial Quality StudySM
(investigation period : from early Feb
to early Apr 2008) and J.D. Power and
Associates 2009 Initial Quality StudySM
(investigation period : from early Feb
to early May 2009), respectively.

Furthermore, we ranked first in ten out of 18 segments in the IQS (Initial Quality Study) in 2009, ranking first in the number of first place rankings by segment.

Quality of Toyota Vehicles (Evaluation by third parties)
2. J.D. POWER- VDS (U.S.A.) (1)(Vehicle Dependability Study) [2009/2010 Results]
--------------------------------------------------------------------------------
The questionnaire is conducted concerning problems occurred in the preceding one year with three year-old vehicles.

[1] Nameplate Ranking
Chart 3

Ranking                     Nameplate          Score (Problems per 100)
2009    2010                                    2009    2010
11      1                       P               148     110
8       2                       F               144     114
3       3                       Lexus           124     115  Improved 9 points
1       3                       G               120     115
5       5                       F               131     121
4       6                       Toyota          127     128
                              Overall Average   167     155

[Reference] Chart 3: The 2009 and 2010 Studies were based on information of J.D.
Power and Associates 2009
U.S.Vehicle Dependability StudySM (investigation period : from early Oct to Dec
1st 2008)
and J.D. Power and Associates 2010 U.S.Vehicle Dependability StudySM
(investigation period : from Oct 5th to Dec 15th 2009), respectively.

This slide shows the result of VDS (Vehicle Dependability Study) for three-year-old vehicles that J. D. Power released this March. Lexus ranked third and Toyota ranked sixth in the nameplate ranking.

Quality of Toyota Vehicles (Evaluation by third parties)
2. J.D. POWER- VDS (U.S.A.) (2) (Vehicle Dependability Study) [2010 Results]
----------------------------------------------------------------------------
The questionnaire is conducted concerning problems occurred in the preceding one year with three year-old vehicles.

[2] Model Ranking by Segment

[Reference] Chart 4: The 2010 Studies was based on information of
J.D. Power and Associates 2010 U.S.Vehicle Dependability StudySM
..(investigation period : from Oct 5th, 2009 to Dec 15th, 2009)

We ranked first in five segments in the VDS (Vehicle Dependability Study) in 2010, ranking first in the number of first place rankings by segment.

Quality of Toyota Vehicles (Evaluation by third parties)

3. Germany TUV Report [2010 Result]
-----------------------------------
Based on the inspection results of TUV (Company for the periodical technical inspection on every vehicle registered), models are ranked by pass-ratio in each inspection period.

Number of the total models by maker ranked in Top 10 by pass-ratio in each inspection period.

This slide shows the data that was disclosed based on the results of periodic vehicle inspection by TUV (Technical Inspection Association) in Germany.

Please look at chart 6.
Many Toyota models are ranked among the top 10 by pass-ratio in each inspection period.

The bar graph in chart 5 comparing the number of models in top 10 by manufacturer shows Toyota ranking first with 15 models.

Regarding the Series of Quality-Related Matters
Customers' expectation/demand

Excellence of hardware                  Sense of safety

Few Problems                            Adequate explanation to customers
Well-produced                           Understanding of customer's feelings
High performance                        Consideration to customers' usage

Focus on sense of safety
as well as excellence of hardware

As I explained until now, Toyota has received top quality regarding evaluations through its continuous efforts in manufacturing, but, from now on, we believe that we should further focus on areas such as sense of safety which is valued by customers as high quality.

Toyota's Efforts (Special Committee for Global Quality)

150 people attended

Based on these, ahead of other companies, we established the Special Committee for Global Quality to strengthen our quality base from the viewpoint of present and future customers.

We held the first meeting of the Special Committee for Global Quality on March 30.

150 people including those from overseas attended and decided on concrete policies.

Toyota's Efforts (Special Committee for Global Quality)

1. Purpose of Establishing the Special Committee
------------------------------------------------

Strengthen quality assurance system by reflecting on all process from a customer point of view
R&D, Purchasing (Supplier), Production, Engineering/Manufacturing, Sales,
Service

The key point in establishing the Special Committee for Global Quality is to strengthen Toyota’s quality system by having all of us review operations including development, purchasing, production engineering, manufacturing, sales operation and service from customers’ point of view.

This chart is the organizational chart of the Special Committee for Global Quality.

The Chief Quality Officer of each region and the Regional Product Safety Executives will swiftly share voices of customers globally.

In addition, we decided that the Regional Product Safety Executives in each region will take part in consideration of safety measures such as recalls.

We think that because of this re-examination, it would be possible to make better vehicles and decide on safety measures appropriately and swiftly both regionally and globally.

In order to secure visibility of these activities, we are going to release the evaluation result of the policy determinations of the Special Committee for Global Quality by four outside professionals and experts by around June 2010 in addition to asking outside experts in each region to evaluate regional quality committees.

Toyota's Efforts (Special Committee for Global Quality)

2. Early Detection and Early Resolution
   based on Reinforced, Information Gathering and Genchi-Genbutsu
   --------------------------------------------------------------

Enhance Speed / Contents / Quantity
of Information Gathering and Analysis

The next chart is a flow chart of the information gathering and analysis going forward as considered by the Special Committee for Global Quality.

We will endeavour to make better vehicles by taking into consideration customer feedback.

In particular, we intend to reinforce the activity of identifying customers’ vehicles through “Genchi Genbutsu”.

Specifically, we intend to strengthen the team activity of actual vehicle checks by “SMART engineers” in the US and reinforce engineering branch offices.

We will pursue reinforcement of IT through establishment of integrated quality information system, among others, in order to further utilize this information.

Toyota's Efforts (Special Committee for Global Quality)

3. Cultivation of Quality Control Professionals
-----------------------------------------------

Establishment of 5 human resources development centers
for quality control professionals (CF training centers) worldwide

In addition, Toyota has a corporate culture based on the philosophy of “Making products is training people".

We decided to establish “Customer first training centers" in five locations, in North America, Europe, Asia, China, and Japan to share what we have learned through the quality-related matters such as the recent recalls and to pass it onto the next generation.

At the “Customer first training centers,” we decided to reensure that “Toyota Way” for quality is followed in each region and to train quality control professionals with high technical knowledge and leaders of the next generation.

I plan to further strengthen our quality base by carrying out these efforts.

This will conclude my presentation. I would like to thank you all for your attention.

Investor Conference

April 7, 2010
TOYOTA MOTOR CORPORATION